

02004841

SECUR... ...OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 13682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNING & COMPANY

RECD S.E.C.
MAR 15 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO MID AMERICA PLAZA
(No. and Street)

OAKBROOK TERRACE	ILLINOIS	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY F. GROUS 860-520-1261
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, THOMAS A. BYRNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNING & COMPANY, as of DECEMBER 31, XXX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission Exp. May 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



February 28, 2002

Conning & Company
Two Mid America Plaza
Suite 9201
Oakbrook Terrace, IL 60181

Attention: Jeffrey Grous

RE: Firm CRD No. 1512

Ladies and Gentlemen:

This is in response to your letter dated February 28, 2002 in which you request an extension of time in which to file Conning & Company's annual audit report for the year ending December 31, 2001 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due March 1, 2002.

NASD Regulation, as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before **March 15, 2002**. This approval is being granted on the condition that Conning & Company is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Stella Kilonzo, Compliance Examiner, at (312) 899-4357, or Lisa Stepuszek, Supervisor of Examiners, at (312) 899-4370.

Sincerely,

Carlotta A. Romano
Senior Vice President and District Director

e/dackoe/focus/audext/1512.audext.doc

c: Vince Marvic
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Eleanor Sabalbaro
Via Fax # (240) 386-5163

Elizabeth Wollin, Director
NASDR, Member Regulation
9509 Key West Avenue
Rockville, MD 20850


CONNING

Conning & Company and Subsidiary

Consolidated Financial Statements, Additional Information and Supplemental Report of Independent Accountants

December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Shareholder of
Conning & Company

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Conning & Company and subsidiary (the "Company") at December 31, 2001, and the results of their operations and their cash flows for the six month periods ended December 31, 2001 and June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 7, 2002

CONNING & COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2001
Cash and cash equivalents	$ 14,902,756
Commissions and amounts due from clearing broker	359,761
Accounts receivable, net	11,674,160
Income taxes receivable	1,402,968
Investments, at fair value	7,718,255
Equipment at cost, less accumulated depreciation	2,901,125
Due from Parent and affiliates	10,893,696
Deferred income taxes	8,994,037
Mortgage loan escrow deposits for customer accounts	48,410,735
Goodwill and other intangible assets	83,404,203
Prepaid expenses and other assets	7,152,929
Total assets	$ 197,814,625
LIABILITIES AND SHAREHOLDER'S EQUITY	
Compensation payable	$ 28,704,026
Deferred revenue	1,406,040
Mortgage escrow liabilities for customer accounts	48,410,735
Accounts payable and other accrued expenses	4,980,277
Total liabilities	83,501,078
Commitments and contingencies (Notes 10 and 11)	
Common stock, $.01 par value: 5,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid in capital	118,202,589
Retained deficit	(3,889,052)
Total shareholder's equity	114,313,547
Total liabilities and shareholder's equity	$ 197,814,625

See accompanying notes to consolidated financial statements

CONNING & COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND JULY 1, 2001

	July 2 to December 31, 2001	January 1 to July 1, 2001
REVENUE		
Asset management fees	$ 28,253,391	$ 25,431,959
Commissions and underwriting fees	150,480	4,030,311
Research publications and other services fees	1,173,504	1,268,168
Interest income and other	302,259	1,324,095
Total revenue	29,879,634	32,054,533
EXPENSES		
Employee compensation and benefits	25,354,548	22,158,221
Occupancy and equipment costs	2,491,130	2,627,047
Marketing and production costs	1,612,841	2,014,907
Floor brokerage and clearing fees	48,452	663,343
Professional services	2,419,976	1,804,668
Amortization of goodwill and other	2,554,318	1,937,048
Other operating expenses	1,253,124	2,280,298
Total expenses	35,734,389	33,485,532
Loss before benefit from income taxes	(5,854,755)	(1,430,999)
Benefit from income taxes	(1,965,703)	(46,026)
Net loss	$ (3,889,052)	$ (1,384,973)

See accompanying notes to consolidated financial statements

CONNING & COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND JULY 1, 2001

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Shareholder's Equity
Balance, December 31, 2000	$ 10	$ 128,401,742	$ (6,260,412)	$ 122,141,340
Dividend		(17,500,000)		(17,500,000)
Net loss			(1,384,973)	(1,384,973)
Balance, July 1, 2001	10	110,901,742	(7,645,385)	103,256,367
Effects of purchase accounting from Swiss Re acquisition, net of purchase price adjustment (see Note 2)		7,300,847	7,645,385	14,946,232
Net loss			(3,889,052)	(3,889,052)
Balance, December 31, 2001	$ 10	$118,202,589	$ (3,889,052)	$114,313,547

See accompanying notes to consolidated financial statements

CONNING & COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND JULY 1, 2001

	July 2 to December 31, 2001	January 1 to July 1, 2001
Operating activities:		
Net loss	$ (3,889,052)	$ (1,384,973)
Adjustment for items not affecting cash:		
Depreciation	514,082	112,712
Amortization of goodwill	-	1,071,898
Amortization of intangible assets	1,312,652	865,150
Net unrealized depreciation on non-marketable securities	-	1,330,777
Net unrealized depreciation on marketable securities	12,167	21,470
Accretion of discounts on short-term investments	(169,857)	(458,372)
Deferred income tax benefit	(15,936)	(1,761,550)
Changes in:		
Escrow balances	(18,524,801)	28,426,134
Receivables	(1,735,540)	395,622
Commissions and amounts due from clearing broker	1,698,292	291,489
Cash surrender value of life insurance policies	353,351	(47,599)
Prepaid expenses and other assets	(16,325)	(60,394)
Payables	1,215,075	(1,608,370)
Mortgage escrow liability for customer accounts	19,498,689	(33,200,672)
Income taxes payable/receivable	(3,842,109)	2,410,803
Due from Parent and affiliates	(757,730)	(13,589,088)
Deferred revenue	(318,927)	(48,904)
Compensation payable	8,305,729	(12,524,123)
Net cash provided by (used in) operating activities	3,639,760	(29,757,990)
Investing activities:		
Net (purchases) sales of investments	(2,424,597)	1,091,077
Distribution from non-marketable partnership investments	266,668	576,122
(Purchases) dispositions of equipment, net	(1,356,815)	63,587
Purchases of short-term investments	(174,567,837)	(92,866,723)
Maturities of short-term investments	174,737,694	108,989,234
Net cash provided by (used in) investing activities	(3,344,887)	17,853,297
Financing activities:		
Capital contribution resulting from purchase price adjustment	250,206	-
Dividend to Parent	-	(17,500,000)
Net cash provided by (used in) financing activities	250,206	(17,500,000)
Net change in cash and cash equivalents	545,079	(29,404,693)
Cash and cash equivalents, beginning of the period	14,357,677	43,762,370
Cash and cash equivalents, end of the period	$ 14,902,756	$ 14,357,677
Cash paid for:		
Income taxes	$ 1,919,967	$ 339,766
Supplemental disclosures of non-cash information:		
As a result of the Swiss Re acquisition the Company recorded the following changes		
Goodwill and other intangible assets	$ 20,774,217	-
Equipment	1,500,000	-
Due from Parent and affiliates	(7,327,985)	-

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION

Conning & Company and its wholly-owned subsidiary (the "Company"), Conning Asset Management Company ("CAM"), are engaged primarily in asset management and research services, concentrating on the insurance industry. The Company is an indirect, wholly owned subsidiary of Conning Corporation (the "Parent"). The Parent is a subsidiary of Swiss Re America Holdings, Inc. ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

CAM is a registered investment adviser with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act. Conning & Company is a registered investment advisor as well as a securities broker-dealer registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

On July 2, 2001, SRAH acquired 100% of the outstanding common stock of Conning Corporation from its former parent, Metropolitan Life Insurance Company, Inc. ("MetLife").

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Asset management fees are determined based on contractual provisions and are earned at varying percentages of the assets under management. Such fees are accrued into income in the period in which the service is provided. Research fees are recorded in income when services are provided. Mortgage origination fee income is earned through the origination of mortgage loans to outside parties. The origination fee earned is based on agreements with the borrowers and is recognized at the closing of the mortgage commitment. Deferred loan origination fees represent moneys received for loan commitments that will be earned upon loan funding and are included in deferred revenue on the consolidated statement of financial condition.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, resulting from their short term nature, approximate current fair value.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Short-Term Investments – Short-term investments are comprised of U.S. government securities and investment grade commercial paper and are carried at amortized cost, which approximates fair value.

Investments – Marketable securities are valued at market value and non-marketable securities are valued at fair value as determined in good faith by the management of the Company.

Securities – Securities transactions and related commission revenues and expenses are recorded on trade date basis. Trading securities owned and trading securities sold, but not yet purchased, are stated at market value. Market value is determined by using public market quotations, quoted prices from dealers or recent market transactions, depending on the underlying security.

Equipment – Equipment is stated at cost, less accumulated depreciation provided on an accelerated method over periods not exceeding five years.

Income Taxes – Income tax expense or benefit is based on income reported in the financial statements. Deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For the six-month period ended July 1, 2001, the Company filed consolidated federal and combined state income tax returns with MetLife. For the six-month period ended December 31, 2001, the Company will file a consolidated federal income tax return with SRAH and a combined state income tax return with the Parent. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized.

The Company has executed a tax allocation agreement with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. The member companies are reimbursed annually for the net operating losses or other tax attributes that they have generated.

Goodwill and other intangible assets – Prior to July 2, 2001, the Company's opening retained deficit and additional paid in capital were adjusted by $51,717,810 as a result of MetLife's acquisition of a 100% beneficial ownership of the Parent in 2000. That transaction was accounted for as a purchase and resulted in the establishment of goodwill and value of business acquired ("VOBA"), which was amortized on a straight-line basis over a 20 and 15-year period, respectively. Amortization of goodwill and VOBA during the period ended July 1, 2001 was $1,071,898 and $865,150, respectively.

On July 2, 2001, Swiss Re acquired a 100% ownership of the Parent. This transaction was accounted for as a stock purchase resulting in a new revaluation of the Company's statement of financial condition and the establishment of new goodwill and

VOBA under Statement of Financial Accounting Standard No. 141 – "Business Combinations". Under Statement of Financial Accounting Standard No. 142 – "Goodwill and Other Intangible Assets," goodwill is evaluated periodically to determine if there is an impairment with any resulting impairment charges flowing through the statement of operations in the current period. VOBA is amortized on a straight-line basis over the estimated life of the contracts to which the VOBA relates; ranging from 3 to 8 years. Amortization of VOBA during the period ended December 31, 2001 was $1,587,652, which includes $275,000 of amortization related to a computer service agreement entered into as a result of the acquisition. In addition, certain contingent payments were made on acquisitions completed in previous years. These payments totaling $966,666 are included in amortization for the period ending December 31, 2001.

In connection with the July 2, 2001 revaluation of the Company's statement of financial condition, existing VOBA and goodwill balances of $23,863,718 and $40,329,126 were revalued. The Company revalued its VOBA to approximately $28,589,000, which includes $1,590,000 related to a computer service agreement entered into as a result of the acquisition and is reported on the statement of financial condition as a component of equipment. The goodwill then existing was assigned no value and was re-established by recording the excess of purchase price over fair value of the net assets acquired totaling approximately $57,968,000. In December 2001 the Company received approximately $250,000 as a purchase price adjustment from MetLife in accordance with the terms of the acquisition, which reduces goodwill on the statement of financial condition as of December 31, 2001.

Prepaid Expenses and Other Assets – Prepaid expenses and other assets primarily include the cash surrender value of corporate owned life insurance policies ("COLI") on current and former key executives purchased in connection with a deferred savings plan for certain employees. At December 31, 2001 the cash value amounted to $6,812,338. Prepaid expenses and other assets also includes certain prepaid operating expenses which are amortized over their useful life which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation programs during the normal course of operations, amounts payable in connection with employee retention and long-term annual programs. Amounts are accrued in the period earned. The incentive compensation, retention and long-term award programs are being accrued over a one to three-year period.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – CONSOLIDATED SUBSIDIARY

The following is a condensed statement of financial condition of the Company's consolidated wholly owned subsidiary.

	Conning & Company	CAM	Consolidated
Total Assets	$ 133,918,453	$ 144,598,734	$ 197,814,625
Total Equity	$ 114,313,547	$ 80,702,562	$ 114,313,547

The accounts of CAM are not included in the computation of Conning & Company's net capital.

NOTE 4 – RECEIVABLES

Accounts receivable includes amounts due for management fees, notes receivables and other business activities of the Company. At December 31, 2001, an allowance for doubtful accounts of approximately $471,000 was applied as a reduction of accounts receivable. The allowance for doubtful accounts is based on management's judgement of the ultimate collectability of accounts receivable.

NOTE 5 – INVESTMENTS

At December 31, 2001 the estimated fair value of marketable and non-marketable investments were as follows:

	2001
Marketable equity securities (cost $569,124)	$ 64,615
Non-marketable equity securities (cost $22,949)	17,949
Non-marketable partnership investments (cost $8,676,513)	7,635,691
Total investments	$ 7,718,255

The Company is a general partner in various private equity funds. The value of the non-marketable partnership investments is accounted for using the equity method and updated periodically based upon changes in the fair value. The Company recorded unrealized depreciation of $1,330,777 for the period ended July 1, 2001, which is included in asset management fees in the consolidated statement of operations. Upon acquisition the Company's parent, MetLife, retained entitlement to its return of capital and distributed earnings for private equity investments made prior to July 2, 2001. At December 31, 2001, such entitlements amounted to $5,482,614. Deferred tax assets associated with this entitlement totaled $1,845,371. During the year the Company was a general partner in a real estate joint venture, but sold the investment for book value in June 2001.

NOTE 6 – EQUIPMENT

Equipment is comprised of the following:

	2001
Office equipment	$ 1,752,046
Computer equipment	4,763,984
Leasehold improvements	1,130,372
	7,646,402
Less accumulated depreciation	(4,745,277)
Total equipment, net	$ 2,901,125

NOTE 7 – INCOME TAXES

The provision for federal and state income taxes for the periods ended December 31, 2001 and July 1, 2001 are as follows:

	December 31, 2001	July 1, 2001
Current income tax provision (benefit)		
Federal	$ (1,784,514)	$ 1,489,423
State	(165,253)	226,101
Deferred income tax provision (benefit)		
Federal	52,212	(1,684,419)
State	(68,148)	(77,131)
Total benefit from income taxes	$ (1,965,703)	$ (46,026)

The difference between the expected federal income tax provision at the statutory rate of 35% for the periods ended December 31, 2001 and July 1, 2001 and the Company's actual federal income tax rate is as follows:

	December 31, 2001	July 1, 2001
Loss before income taxes	$ (5,854,755)	$ (1,430,999)
Federal income tax benefit at statutory rate	$ (2,049,164)	$ (500,850)
Increases (decreases) in income taxes Resulting from:		
State tax, net of federal	(151,061)	96,180
Goodwill amortization	92,816	351,230
Other, net	141,706	7,414
Benefit from income taxes	$ (1,965,703)	$ (46,026)

The Company's net deferred income tax assets represent the estimated future tax effects attributable to future taxable or deductible temporary differences between amounts recognized in the financial statements and income tax returns. At December 31, 2001 the net deferred income tax assets are as follows:

	December 31, 2001
Deferred tax assets:	
Employee costs	$ 6,820,300
Investments	1,801,419
Depreciation and amortization	47,784
Non-deductible	437,473
Others, net	302,935
Gross deferred income tax assets	9,409,911
Deferred tax liabilities:	
Accrued rent	(66,766)
Goodwill	(349,108)
Gross deferred income tax liability	(415,874)
Net deferred income tax assets	$ 8,994,037

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. As of December 31, 2001, management believes the net deferred tax asset should be fully realized in the future based upon consideration of the reversal of temporary differences, anticipated future earnings and all other available evidence.

NOTE 8 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

The Company has one retirement savings plan, the Conning & Company Profit Sharing and 401(k) Savings Plan (the "401(k) Plan"). The 401(k) Plan is available to substantially all Conning & Company employees. The Company contributed $607,242 and $852,558 on behalf of eligible employees for the periods ended December 31, 2001 and July 1, 2001, respectively. The Company's contribution is based on a match against employee deferrals in accordance with the 401(k) Plan documents and a discretionary profit share component that is approved by the Board of Directors.

In addition to the qualified retirement plans, the Company also offered certain senior employees participation in an Executive Deferred Savings Plan (the "EDSP Plan"). The EDSP Plan is a non-qualified deferred compensation plan available to eligible employees who can elect to defer a portion of their compensation into the EDSP Plan, subject to certain limitations. The Company invests in COLI products that are used to match the employee contributions. The COLI product invests in mutual funds with investment strategies similar to the employee fund options. The excess of the net investment losses on employee deferrals over the increases in the COLI product of $269,120 is included in the Company's statement of operations for the period ended July 1, 2001. The excess of the decrease in the COLI product over the net investment losses on employee deferrals of $28,580 is included in employee compensation and benefits in the

Company's consolidated statement of operations for the period ended December 31, 2001. At December 31, 2001, the Company carried a liability of $6,383,047 representing employee deferrals and investment credits on those deferrals with a cash surrender value of the COLI investment of $6,812,338.

NOTE 9 – RELATED PARTY ACTIVITIES

The Company is a general partner in certain private equity funds that the Company also manages. In total, the Company managed five funds during 2001. Fees for managing these funds were $5,661,573 and $5,533,815 for the periods ended December 31, 2001 and July 1, 2001, respectively. During the year the Company was a general partner in a real estate joint venture. Fees from the real estate joint venture were $0 and $102,600 for the periods ended December 31, 2001 and July 1, 2001, respectively. The Company sold the investment for $1,091,550, book value, in June 2001.

The Company operates certain investment funds acquired through the acquisition of Noddings & Associates (see note 11). Fees for managing these funds were $211,426 and $190,199 for the periods ended December 31, 2001 and July 1, 2001, respectively.

As a servicing agent, the Company processes principal and interest payments pertaining to certain mortgages originated for MetLife and its affiliates. As of December 31, 2001, $48,410,735 pertaining to these activities is recorded in the consolidated statement of financial condition as mortgage escrow liabilities for customer accounts.

For services provided in its role as an investment advisor and securities broker-dealer, the Company has recorded revenue from MetLife and its affiliated companies of $0 and $2,742,598 for the periods ended December 31, 2001 and July 1, 2001. Such revenue is included in asset management fees in the consolidated statement of operations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is a general partner in certain private equity funds that the Company also manages. Capital contributions to these partnerships are made as needed for investments by the partnerships. At December 31, 2001, the Company's future commitment to fund such required capital contributions was approximately $16,484,000.

The Company occupies premises and rents certain office equipment under leases that are accounted for as operating leases and that have expiration dates through 2006. Rent expense under these leases aggregated approximately $1,664,000 and $1,753,000 for the periods ended December 31, 2001 and July 1, 2001, respectively.

At December 31, 2001 the minimum net rental commitments for the periods indicated under the terms of the operating leases in excess of one year were approximately

$8,244,000 as follows: $3,287,000 in 2002; $2,106,000 in 2003; $1,602,000 in 2004; $798,000 in 2005 and $451,000 in 2006 and thereafter. The total amount of the base rent payments is being charged to expense on a straight-line basis over the term of the lease.

NOTE 11 – ACQUISITIONS

On August 18, 1998, the Company, through CAM, acquired substantially all the assets and operations of Schroder Mortgage Associates L.P. ("SMA") in a transaction accounted for as a purchase (the "SMA Transaction"). The purchase price was $21.0 million (including acquisition expenses), with additional contingent consideration that may be paid in the amount of $4 million over three years following the SMA transaction, subject to meeting certain financial targets. As a result of the SMA Transaction, the excess cost over fair value of net assets acquired was approximately $21.0 million and was being amortized over a 20-year period through July 1, 2001. The Company paid $666,666 as contingent consideration under the terms of the contract during the period ended December 31, 2001 which is included in amortization of goodwill and other.

On December 16, 1998, the Company completed the acquisition of substantially all of the assets and certain liabilities of Noddings Investment Group, Inc. ("NIG") and Noddings & Associates, Inc. ("N&A") from NIG and N&A, respectively, in a transaction accounted for as a purchase (the "Purchase Agreement"). The assets acquired consisted principally of contracts with investment advisory clients, working capital of the business and other intangible assets. The purchase price was $4.3 million in cash (including acquisition expenses), with additional contingent consideration that may be paid in the amount of up to $27 million in cash payable over a three year period after the closing, subject to meeting certain financial targets. As a result of the Purchase Agreement, the excess cost over fair value of net assets acquired was approximately $3.3 million and was being amortized over a 20-year period through July 1, 2001.

On May 14, 1999, the Company completed the acquisition of TCW Group, Inc's ("TCW") insurance company high-grade fixed income management business in a transaction accounted for as a purchase (the "TCW Transaction"). Subject to certain adjustments, the purchase price for the acquired business was approximately $3.0 million with up to an additional $2.3 million payable over two years following the TCW transaction, subject to successful retention of acquired client relationships and meeting certain revenue targets on the acquired business. As a result of the TCW Transaction, the excess cost over fair value of net assets acquired was approximately $3.0 million and was being amortized over a 20-year period through July 1, 2001.

On December 29, 2000, the Company, through CAM, acquired certain assets of Charter Oak Capital Management, Inc. The assets acquired consisted of contracts with investment advisory clients. The Company also hired certain key employees from Charter Oak's existing operations. Cash paid at closing was $1.0 million. Additional contingent consideration of up to $500,000 may be paid over the following two years, subject to

certain managed asset targets. In conjunction with this transaction, the excess cost over fair value of net assets acquired of $1.0 million was recorded as goodwill and was being amortized over a 20-year period through July 1, 2001. The Company paid $300,000 as contingent consideration under the terms of the contract during the period ended December 31, 2001 which is included in amortization of goodwill and other.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $1,390,738 at December 31, 2001. At December 31, 2001 the Company had net capital of $2,204,453, which was $813,715 in excess of the required capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 9.46 to 1. Net capital may fluctuate on a daily basis.

The Company clears all its customer transactions through third parties on a fully disclosed basis and is thereby exempt from SEC Rule 15c3-3 by paragraph (k)(2)(ii) of that rule. The Company may be charged for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 13 – ANNOUNCMENT OF THE SALE OF MORTGAGE OPERATIONS

In October of 2001, the Company began the evaluation of strategic alternatives for the Mortgage Loan and Real Estate operations including a sale. The Company is actively working with interested parties that may acquire the operations. There have been no definitive agreements or decisions regarding the final outcome of the Company's original decision to evaluate alternatives. The Mortgage Loan and Real Estate line of business is operated through CAM as an investment advisor.

SCHEDULE

CONNING & COMPANY
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2001

Total shareholder's equity		$ 114,313,547
Other deductions – expense accruals		3,009,925
Total capital and allowable subordinated liabilities		117,323,472
Less non-allowable assets:		
Investments in affiliates		$ 80,702,562
Due from Parent and affiliates		16,419,303
Other assets		2,875,092
Deferred income taxes		6,869,078
Goodwill and intangible assets		7,625,188
Equipment, net		433,309
Net capital before haircuts on securities positions		2,398,940
Deduction for excess self-insurance		150,000
Haircuts on securities positions		44,487
Net capital		$ 2,204,453
Total aggregate indebtedness		$ 20,861,060
Minimum net capital requirement (6.67% of aggregate indebtedness)	$ 1,390,738	
Net capital in excess of requirements	813,715	
Net capital		$ 2,204,453
Ration of aggregate indebtedness to net capital		9.46 to 1

There are no material differences between net capital as computed above and net capital as reported in the Company's most recent filing of Part IIA of Form X-17A-5 as required under SEC rule 17a-5.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Shareholder of
Conning & Company

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Conning & Company and subsidiary (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 7, 2002